Exhibit 21.1 Subsidiaries of Registrant

The Terra Nova Financial Group, Inc. wholly-owned subsidiaries as of January 29, 2010 are as follows:

Name of Subsidiary	State or Country Registered

Terra Nova Financial, LLC	Illinois
Tradient Technologies, Inc.	Illinois
SC QuantNova Research SRL	Romania
QNT, LLC	Delaware